UF 3-17-04

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04003932

SECURITIES AN… …ON
Washington, D.C. 20549

SEC FILE NUMBER
8- 32265

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR - 4 2004 PROCESSING SECTION

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

William Scott + Co. LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1030 Salem Road
(No. and Street)

Union	New Jersey	07083
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Walter E. Glodek C.F.O. — (908) 688-0020
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Norman Muller, C.P.A.
(Name — *if individual, state last, first, middle name*)

100 Harrison Street	Verona	New Jersey	07044
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Walter E. Glodek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William Scott & Co., L.L.C., as of December 31, ~~19~~2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NOT APPLICABLE

Walter E. Glodek
Signature

Walter E. Glodek C.F.O.
Title

Notary Public
Donna McKeown

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORMAN MULLER
CERTIFIED PUBLIC ACCOUNTANT
100 HARRISON STREET
VERONA, NEW JERSEY 07044

February 25, 2004

NASD Regulation, Inc.
District 9
581 Main Street, 7th Floor
Woodbridge, NJ 07095

Gentlemen:

In order to be in compliance with the Securities and Exchange Commission SEC Rule 17a-5(d) (1), I am making the following statements:

1. Computation of Net Capital is part of Audit Report – Schedule 1

2. No Material differences exist in my audited computation of Net Capital and the client's focus part II A report, as of December 31, 2003.

3. No material inadequacies existed in my review of William Scott & Co., L.L.C. 's internal accounting controls, accounting systems, and procedures for the year ended December 31, 2003.

Sincerely,

Norman Muller

Norman Muller, C.P.A.

William Scott & Co., L.L.C.
Report on Audit
December 31, 2003

Norman Muller
Certified Public Accountant
100 Harrison Street
Verona, New Jersey 07044
973-857-2330

Independent Auditor's Report

Board of Directors
William Scott & Co., L.L.C.

I have audited the accompanying statement of financial condition of William Scott & Co., L.L.C. as of December 31, 2003 and the related statements of income, changes in capital, and cash flows for the year ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures on the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of William Scott & Co., L.L.C. as of December 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1, presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements take as a whole.

Norman Muller

Verona, New Jersey
February 25, 2004

Norman Muller, C.P.A.

William Scott & Co., L.L.C.
Statement of Financial Condition
December 31, 2003

ASSETS

Assets	
Cash	$16,626
Receivable from Broker and Dealer	251,194
Furniture and Equipment, at cost, Less Accumulated Depreciation of $19,678	7,959
Other Assets	73,230
Total Assets	$349,009

LIABILITIES AND CAPITAL

Liabilities	
Accounts Payable, accrued expenses & other liabilities	$63,634
Accrued Claims & Fines	908
Commissions Payable	70,825
Total liabilities	135,367
Capital	
Paid in Capital (Note 2)	228,339
Net <Loss> (Note 3)	(14,697)
Total Capital (Exhibit C)	213,642
Total Liabilities and Capital	$349,009

The accompanying notes are an integral part of these financial statements

Exhibit A

William Scott & Co., L.L.C.
Statement of Income
For the Year Ended December 31, 2003

Revenues	
Commissions Securities	$1,509,971
Commissions Options	363,329
Mutual Fund Commissions	26,434
Gain or Loss Trading Accounts	2,216
Other	65,668
Total Revenues	1,967,618
Expenses	
Officer's Salaries	104,400
Employee Compensation	170,115
Commissions	787,612
Claims and Arbitrations (Note 8)	83,800
Payroll Taxes and Benefits	148,596
Communications	50,927
Occupancy and Related Costs	66,542
Equipment Rental	3,538
Regulatory Fees and Expenses	43,042
Ticket Charges	78,161
Customer Write Offs	5,733
Quote Service	34,198
Legal and Accounting	200,538
Office and Related Expenses	81,693
Other Operating Expenses	123,420
Total Expenses	1,982,315
Net Loss (Note 3)	($14,697)

The accompanying notes are an integral part of these financial statements

Exhibit B

William Scott & Co., L.L.C.
Statement of Changes in Capital
For the Year Ended December 31, 2003

	Capital Account
Balance at January 1, 2003	$228,339
Less:	
Net Loss for the Year Ended December 31, 2003 (Exhibit B)	(14,697)
Balance at December 31, 2003 (Exhibit A)	$213,642

The accompanying notes are an integral part of these financial statements

Exhibit C

William Scott & Co., L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash Flow From Operating Activities	
Net Loss From Operations (Exhibit B)	$(14,697)
Non-Cash Items Include Above	
Depreciation	5,306
Net change in Receivable From Brokers & Dealers	(43,682)
Net change in Commissions Payable, Accounts Payable and Accrued Expenses	15,218
Net changes in Other Assets	5,605
Net Cash Provided by Operating Activities	(32,250)
Cash and Cash Equivalents at Beginning of Year	48,876
Cash and Cash Equivalents at End of Year	$16,626

The accompanying notes are an integral part of these financial statements.

Exhibit D

William Scott & Co., L.L.C.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2003

Net Capital	
Total Capital (Exhibit C)	$213,642
Deduction for Non-Allowable Assets	81,189
Net Capital (Note 4)	$132,453

The accompanying notes are an integral part of these financial statements

Schedule 1

William Scott & Co., L.L.C.
Notes to Financial Statements
For the Year Ended December 31, 2003

1. Significant Accounting Policies
   a. Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

   b. Security transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

   c. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   d. Depreciation is provided on a modified accelerated cost recovery system (MACRS) over 5 years.

2. Capital Structure

   On February 2, 1995, William Scott & Co., Inc. was merged into William Scott & Co., L.L.C., a New Jersey Limited Liability Company. This change in corporate structure was affected to accommodate the creation of a holding company (William Scott Holdings, L.L.C.) which owns 99% of William Scott & Co., L.L.C.

3. Allocation and Distribution of Net Loss for 2003.

   The Officers of William Scott Holdings, L.L.C. agreed that the net loss of William Scott & Co., L.L.C., for the year ended December 31, 2003 of $(14,697) would be distributed to William Scott Holdings, L.L.C. and individuals on December 31, 2003.

	F.Y.E. 12-31-02	F.Y.E 12-31-03
99% to William Scott Holdings L.L.C.	$(33,210)	$(14,550)
1% to Individuals	(335)	(147)
Total	$(33,545)	$(14,697)

4. Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003 the company had net capital of \$132,453 which was \$32,453 in excess of its required net capital of \$100,000. The company's net capital ratio was 1.02 to 1.00.

5. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

6. Lease Commitments

William Scott & Co., L.L.C. currently leases its office for \$3,000 per month. The three year lease expires December 31, 2005. Total rent expenses for December 31, 2003 was \$36,000. In addition, the company is leasing equipment for \$159.00 per month over a three year period. The table below shows the future minimum lease payments due under noncancelable operating leases at December 31, 2003.

	Year Ended December 31,	
	2004	2005
Operating Leases	\$37,908	\$37,908

7. Contingent Liabilities

The company, together with other broker-dealers and individuals, has been named as a respondent in several customer arbitrations pending before the NASD alleging, among other things, unsuitable stock recommendations and unauthorized trading, seeking damages totaling approximately $1,424,000. Legal counsel are zealously defending these claims which they believe are without merit. Thus, the company believes that these claims will be either dismissed or otherwise disposed of for substantially less than the original claim. The company has been named in a non-investment related civil matter pertaining to the private activities of an individual who happens to be employed by the company. The transactions which are the subject of this non-investment related civil matter are solely between the plaintiff and this individual and entirely unrelated to his employment or his status as an employee. The company settled a claim of $160,000 for $22,500 on January 19, 2004.

8. Claims, Arbitrations and Fines

The company has settled various claims or arbitrations amounting to $83,800. In addition the officers of the company are responsible for $60,569 for which they signed for personally. This resulted from the most recent settlement with the NASD dated July 26, 2002. This $60,569 is not reflected in these financial statements

9. 401(K) Retirement Plan

The company adopted a 401(K) plan on December 13, 1999. The effective date of the plan is January 1, 2000. The plan was revised on September 15, 2003 in order to comply with required Internal Revenue regulations. All contributions and earnings and losses thereon are fully vested. To be eligible you must have completed one year of service. The Board of Directors agreed that no deduction for the 401(K) would be taken from the employees earnings for the year ended December 31, 2003 and no employer contribution was made for 2003. The employer contribution of $15,809 for 2002 was not made.

10. Related Parties

The company executes trades for Excalibur Investment Fund I, L.P., which has similar ownership to the company. The commission income generated from Excalibur Investment Fund I, L.P. for the year was approximately $294,746 or 15.5% of its commission income.